[LETTERHEAD OF PAUL HASTINGS LLP]

1(212) 318-6097

billbelitsky@paulhastings.com

June 17, 2015	91322.00006

VIA EDGAR

Mr. Asen Parachkevov

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:                             Morgan Stanley Global Investment Solutions — Uncommon Values Trust, 2015 Series and Uncommon Values Growth & Income Series, 2015 (the “Funds”) (File No. 333-203989)

Dear Mr. Parachkevov:

On behalf of Morgan Stanley Smith Barney LLC (the “Sponsor”), we are writing in response to the comments contained in the Staff’s comment letter dated June 5, 2015, with respect to the above-referenced Funds. Each Fund consists of an underlying unit investment trust portfolio, the Uncommon Values Trust, 2015 Series and the Uncommon Values Growth & Income Series, 2015, respectively.

The Registrant’s responses to your comments are reflected below. Corresponding revisions to the Funds’ registration statement will be reflected in the Funds’ pricing amendment, which is currently anticipated to be filed on or about July 14, 2015. Capitalized terms have the same meanings as in the Funds’ Registration Statement, unless otherwise indicated.

General

1. In the cover letter for the filing, you indicate that the Registration Statement will become effective immediately, pursuant to Rule 487 of the Securities Act of 1933, upon filing of an appropriate amendment. Eligibility to use Rule 487 requires, among other things, a representation that the registration statement does not contain disclosures that differ materially from previous series identified by registrant. See Rule 487(b)(6). In your response, please identify the registration statement(s) for the series on which the registrant intends to rely for Rule 487 purposes. To the extent such Rule 487(b)(6) representation would indicate reliance on the registration statement(s) for one or more series of another trust, please explain why reliance for the purposes of Rule 487 would be permissible. Please direct the Staff to any precedent.

Response: We represent that the Registration Statement does not contain disclosures which would render such registration statement ineligible to become effective pursuant to paragraph (a)(2) of Rule 487.  The registrant intends to identify the three previous series of the Morgan Stanley Global Investment Solutions (“MSGIS”) unit investment trust complex, which have been reviewed and declared effective by the Commission, for Rule 487 purposes.  In addition, it would be appropriate for the registrant to also identify previous series of the portfolios contained in the Registration Statement, the Uncommon Values Trust, 1985 Series (Reg. No. 2-97046) and the Equity Focus Trusts, Uncommon Values Aggressive Growth and Income Series, 1997 (Reg. No. 333-27791) (collectively the “Preceding UCV Series”). The Preceding UCV Series were both sponsored by Smith Barney Inc. (Smith Barney Inc., along with its various affiliates and successor entities referred to herein as “Smith Barney”) and reviewed and declared effective by the Commission.

For purposes of complying with the provisions of Rule 487(b)(3), we believe that it is permissible for the registrant to identify one or more series of “another” trust (the term “trust” is not precisely defined in Rule 487), in the specific circumstance where successive rollover portfolios, or follow-ons, of a particular series have changed sponsors and therefore will be included under a unit investment trust complex registered under the Investment Company Act of 1940 (“UIT complex”) that is different from that associated with the previous series. The Uncommon Values Trust, 1985 Series and each of its successive series (collectively the “Uncommon Values Trust Series”) are products in which the underlying portfolios have been selected based upon proprietary research published by Smith Barney, and the units of such series have been sold primarily to brokerage clients of Smith Barney.  Although First Trust Portfolios L.P. (“First Trust”) replaced Smith Barney’s affiliate, Citigroup Global Markets Inc., as sponsor of the Uncommon Values Trust Series in 2008, the portfolios continued to be based upon proprietary research published by Smith Barney until 2012 when Smith Barney entered into a joint venture with Morgan Stanley. As of 2012, First Trust based the Uncommon Values Trust Series on proprietary research published by Morgan Stanley, and the units of such series continued to be sold primarily to brokerage clients of Morgan Stanley Smith Barney LLC.  The MSGIS UIT complex was formed in 2014, and now the registrant’s sponsor, Morgan Stanley Smith Barney LLC, intends to assume the sponsor role for the Uncommon Values Trust Series beginning with the Funds’ underlying unit investment trust portfolios. The Funds’ pricing amendment is currently anticipated to be filed on or about July 14, 2015. The Uncommon Values Trust Series will continue to be based on proprietary research published by Morgan Stanley.

Unit investment trust sponsors have applied varying interpretations of the provisions outlined in Rule 487 with respect to identifying “series” of a “trust” for purposes of having registration statements become effective. We were able to find a number of precedents where either series of more than one “trust” (UIT complex) were identified, or a “trust” which is different than the “series” seemed to be identified for purposes of Rule 487, including the Uncommon Values Trust, 1995 Series (Reg. No. 33-59317) in which two separate “trusts” were identified for purposes of Rule 487(b)(3). Further, both the First Trust GNMA Series 76 (Reg. No. 333-87065) and the Equity Income Fund Select Ten Portfolio 1996 Series C Defined Asset Funds (Reg. No. 333-05083) each identified various series among two or more “trusts”. Each of these registrants appeared to have identified previous series sharing a common sponsor, regardless of the UIT complex, in order to satisfy Rule 487(b)(3).

We are not aware of any other existing unit investment trusts which Morgan Stanley Smith Barney LLC intends to assume the sponsor role as is the case here with respect to the Uncommon Values Trust Series. As detailed above, this is a unique situation in which the sponsorship of a legacy product is returning to the same entity as where the underlying proprietary research and investor base reside, as was the case from the period spanning 1985 to 2008.  Given the available precedents for identifying series from a UIT complex other than that associated with a particular registrant, and the various interpretations of the terms “trust” and “series” in Rule 487, we maintain that the registrant’s proposed identification of the Preceding UCV Series, in addition to the three previously deposited MSGIS series, would be appropriate.

2. Information about the two Funds in the Registration Statement should not be presented on a combined basis. The following sections of the Registration Statement should be presented separately for each Fund: “Investment Summary,” “Fee Table,” “Summary of Essential Information,” “Description of the Trusts — Objective of the Trusts” and “Risk Factors”.

Response: The presentation of the above referenced sections of the Registration Statement will be modified in accordance with the above comment.

Prospectus

Investment Objectives

3. The disclosure indicates the Funds will have diverse portfolios. To the extent that either Fund is classified as “non-diversified” as the term is defined in Section 5(b)(2) of the Investment Company Act of 1940, please use alternate language to avoid confusion. Please make this change throughout the Registration Statement.

Response: The above referenced disclosure will be modified to remove the term “diversified”.

Investment Summary — Investment Concept and Selection Process

4. The disclosure states that the two Funds will consist of “high quality” stocks with market capitalization exceeding $1 billion. Please explain what constitutes “high quality” stocks.

Response: The above referenced disclosure will be modified to remove the phrase “high quality”.

5. Please revise the section to discuss investments in real estate investment trusts, to the extent such investments are intended to be principal investments of the Funds. If applicable, please highlight risks associated with such investment products in the “Investment Summary — Principal Risk Factors” section.

Response: In the event that one or both Funds invest in shares of real estate investment trusts, the above referenced section(s) will be updated to include disclosures addressing the risks applicable to such investments.

Principal Risk Factors

6. The disclosure indicates that the Funds may be concentrated in one or more sectors. If so, please specify the applicable sectors and disclose the risks associated with investing in such sector(s). Please revise the “Investment Summary” section to reflect the concentration of investment, if applicable.

Response:  In the event that a Fund is concentrated in a particular sector, the above referenced section(s) will be updated to include the disclosures addressing the risks applicable to such investments.

7. While the two Funds have similar investment profiles, they are not identical. Please highlight any risks that are specifically applicable to the portfolio of the applicable Fund.

Response:  The “Investment Summary — Principal Risk Factors” section applicable to each Fund will be revised in accordance with the above comment.

Fee Table

8. Please ensure that all footnotes to the Fee Table are presented together (i.e. on the same side of the page).

Response: The registrant will seek to address the above reference formatting issue, space permitting.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number above.  Thank you.

Sincerely,

/s/ Bill Belitsky

Bill Belitsky
for PAUL HASTINGS LLP

Enclosures